January 10, 2008

Mail Stop 4561

<u>VIA U.S. MAIL</u>

Mr. Ren Huiliang
Chief Executive Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, 12th Floor
1 East Chang'an Avenue
Dongcheng District
Beijing, 100738 PRC

Re: **NextMart, Inc.**
        Form 10-KSB for the year ended March 31, 2006
        Filed June 29, 2006
        File No. 000-26347

Dear Mr. Ren:

        We issued comments to you on the above captioned filing on March 6, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 20, 2008, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by January 20, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact me at 202-551-3486 if you have any questions.

                        Sincerely,

                        Daniel L. Gordon
                        Accounting Branch Chief